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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of December 2007

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  _X_  Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  _____  No  __X__

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  _____  No  __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____  No  __X__


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

     Press Release, released publicly on December 20, 2007: Jacada Names Paul O'Callaghan Chief Executive Officer


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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         JACADA LTD.

                                         By:     /s/  TZVIA BROIDA
                                              ----------------------------------
                                         Name:   Tzvia Broida
                                         Title:  Chief Financial Officer

Dated: December 20, 2007
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


                                  EXHIBIT INDEX

Press Release, released publicly on December 20, 2007: Jacada Names Paul O'Callaghan Chief Executive Officer

        Jacada Names Paul O'Callaghan Chief Executive Officer

    Gideon Hollander, Founder and Former CEO, Named Chairman of the
                                 Board


    ATLANTA--(BUSINESS WIRE)--Dec. 20, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced the appointment of Paul O'Callaghan as Chief Executive Officer. Gideon Hollander, who founded Jacada and has served as the company's CEO since 1990, will become Chairman of the Board of Directors. Yossie Hollander, the current Chairman of the Board, will continue to serve as Director. The appointments are effective January 1, 2008.

    O'Callaghan joined Jacada as President in May 2006, after successfully holding senior management roles in companies including Optio Software, Cisco Systems, IMNET Systems, XACCT Technologies,
Idapta and Network Systems Corporation.

    "We brought Paul to Jacada because of his strong reputation for building and leading quality, sales-driven organizations," said Gideon Hollander, chief executive officer of Jacada. "During his tenure as president, he has had a tremendously positive impact on our company and his leadership skills have been the catalyst for accelerating the transformation of Jacada. The recent transaction with Software AG completes the company's transformation from an application modernization and middleware software company to a fast growing call center solutions provider. I could not be happier with Paul's performance and I am excited to be able to hand him the reins."

    "I am thrilled and honored to be given the opportunity to take this company to the next level," said Paul O'Callaghan, president of Jacada. "The last year and a half has been one of transformation, organizational maturation and significant business development. We now have the people, solutions, partners and business model to capitalize on a growing market space. I want to thank Gideon and the Board for this opportunity and I am confident that we now have all the pieces in place to execute on a strategy that has been 4 years in the making."

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Media Contact:
             Cindy Curtin Knezevich
             770-352-1300
             cindyk@jacada.com
             or
             Investor Relations Contact:
             Peter Seltzberg
             Hayden Communications
             646-415-8972
             peter@haydenir.com